

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.
G-8 Calle O'Neill
San Juan, Puerto Rico 00918

> **Re: Energy Exploration Technologies, Inc.**
> **Offering Statement on Form 1-A**
> **Exhibit No. 6.34**
> **Filed August 29, 2023**
> **File No. 024-11823**

Dear Teague Egan:

        We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Industrial Applications and
                                            Services

cc: Simonida Tilton